FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended April 30, 2021

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Item 1.01. Entry into Material Definitive Agreement.

Placement Agent Agreement

On April 28, 2021 the Company entered into a placement agent agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”) relating to the Company’s private placement (the “Offering”) of up to 3,669,724 shares of the Company’s common stock, no par value, at a purchase price of $2.18 per share (the “Shares”) to select investors (the “Investors”) together with 1,834,862 warrants to purchase shares of common stock at an exercise price of $2.50 per share (the “Warrants” and the shares of common stock underlying the Warrants, the “Warrant Shares”). Pursuant to the Placement Agent Agreement, the Company agreed to pay A.G.P. a cash fee of 7% of the gross proceeds from the Offering raised from the Investors, a cash fee of 1% of the gross proceeds of the Offering for non-accountable expenses, and to reimburse A.G.P. for certain accountable expenses. In addition, the Company agreed to issue A.G.P. or its assigns warrants to purchase up to 183,486 shares of common stock at an exercise price of $2.50 per share (the “Placement Agent Warrants”). The Placement Agent Warrants will be immediately exercisable and will expire on the five-year anniversary of the date of offer, and are subject to customary anti-dilution provisions.

The Offering

On April 28, 2021, the Company and the Investors entered into securities purchase agreements (the “Purchase Agreements”) relating to the issuance and sale of the Shares and Warrants. The Purchase Agreement restricts the Company from issuing additional shares of Common Stock for a period of 90 days from the closing of the Offering, subject to certain exceptions. The Warrants will be immediately exercisable and will expire on the five-year anniversary of the date of issuance. The Investor Warrant will have an exercise price of $2.50 per share, subject to customary anti-dilution adjustments. The Company will be prohibited from effecting an exercise of the Investor Warrants to the extent that, as a result of such exercise, the Investor would beneficially own more than 4.99% or 9.99% of the outstanding shares of common stock outstanding immediately after giving effect to the issuance of shares of issuable upon exercise of the Warrants.

The net proceeds to the Company from the Offering, after deducting placement agent fees and estimated Offering expenses, are expected to be approximately $7.3 million. The Offering closed on April 30, 2021.

Pursuant to the several Registration Rights Agreements dated April 28, 2021, the Company’s intends to register the Shares, and the Warrant Shares, the Placement Agent Warrants, and the Placement Agent Warrant Shares, under the Securities Act of 1933, as amended (the “Securities Act”), on a Registration Statement on Form F-3.

The representations, warranties and covenants contained in the Purchase Agreements were made solely for the benefit of the parties to the Purchase Agreements. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the form of Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the transactions. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreements, which subsequent information may or may not be fully reflected in public disclosures.

In order to induce the Investors to participate in the Offering, the directors and officers of the Company each agreed to enter into lock-up agreements whereby, pursuant to the terms and subject to the conditions therein, each party agreed not to dispose of shares of the Company’s common stock or securities convertible into or exercisable for shares of the Company’s common stock, subject to certain exceptions.

The foregoing descriptions of the Placement Agent Agreement, the Purchase Agreements, the Warrants, the Placement Agent Warrants, and the Registration Rights Agreement are subject to, and qualified in their entirety by, the forms attached hereto as Exhibits 4.1, 4.2, 10.1, 10.2, and 10.3, respectively, and are incorporated herein by reference.

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Item 3.02 Unregistered Sales of Equity Securities.

The information provided in Item 1.01 of this Current Report on Form 6-K is hereby incorporated by reference into this Item 3.02. Based in part on the representations of the Investor in the Securities Purchase Agreement, the offering and sale of the Shares, the Investor Warrant and the Warrant Shares will be exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D as promulgated by SEC. In addition, the Placement Agent Warrant and the shares of Common Stock issuable upon exercise of the A Placement Agent Warrants will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D as promulgated by SEC. The sale of the securities will not involve a public offering and will be made without general solicitation or general advertising. The Investor has represented that it is an accredited investor, as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and that it is acquiring the Shares, Investor Warrant and Warrant Shares for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares, Investor Warrant and Warrant Shares in violation of the United States federal securities laws.

Item 7.01. Regulation FD Disclosure.

On April 30, 2021, the Company issued a press release with respect to the information set forth above. A copy of the press release is furnished as Exhibit 99.1 and is incorporated herein by reference. The disclosure in this Item 7.01 (including the exhibit) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of Section 18, nor shall it be deemed incorporated by reference in any of the Company’s filings under the Securities Act or the Exchange Act, except to the extent, if any, expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

4.1	Form of Investor Warrant

4.2	Form of Placement Agent Warrant

10.1	Placement Agent Agreement, dated April 28, 2021, between the Company and the Placement Agent

10.2	Form of Securities Purchase Agreement, dated April 28, 2021, between the Company and the investors party thereto

10.3	Registration Rights Agreement dated April 28, 2021

99.1	Press Release dated April 30, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By:	/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer

Date: May 4, 2021

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